UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GTC Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

36238T-10-4

(CUSIP Number)

Laboratoire Francais du Fractionnement et des Biotechnologies
3, avenue des Tropiques
LES ULIS
91940 Courtaboeuf, France
Attn:  M. Christian Bechon, President Directeur General
+33 (0) 1 69 82 70 10

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36238T-10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LFB Biotechnologies, S.A.S.U.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
91,844,048 (consisting of 20,148,404 shares of Common Stock, 115,000 shares of Common Stock issuable upon conversion of 115 shares of Series D convertible preferred stock, 23,193,548 shares of Common Stock issuable upon exercise of a warrant and 48,387,086 shares of Common Stock issuable upon the conversion of a Secured Convertible Note issued on December 22, 2008)

	8.	Shared Voting Power 91,844,048

	9.	Sole Dispositive Power 91,844,048

	10.	Shared Dispositive Power 91,844,048

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,844,048

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.2%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of GTC Biotherapeutics, Inc., a Massachusetts corporation (“GTC”).  The principal executive offices of GTC are located at 175 Crossing Boulevard, Framingham, MA 01702.

Item 2.	Identity and Background

This Amendment No. 4 to Schedule 13D is being filed by LFB Biotechnologies, S.A.S.U. (“LFB”), a société par actions simplifée unipersonnelle established under the laws of France.  LFB has previously reported information relating to shares of Common Stock beneficially owned by it on a Schedule 13G.  The principal business of LFB involves: the research and development of new pharmaceutical products or new processes in the areas of plasma derivatives and biotechnology; the creation, acquisition and operation of businesses relating to these activities; the taking, purchase, exploitation and transfer of processes and patents concerning these activities; and the direct or indirect participation in all financial, real property or personal property transactions and in all commercial or industrial businesses which may relate to the above.  LFB’s principal business and office address is:

3, avenue des Tropiques
LES ULIS
91940 Courtaboeuf, France

LFB is a wholly-owned subsidiary of Laboratoire Francais du Fractionnement et des Biotechnologies (“Laboratoire Francais”), a société anonyme established under the laws of France.  The principal business of Laboratoire Francais involves: the study, development and exploitation of medicines derived from blood or its constituant elements mentioned in the French public health code; the research, production and distribution concerning medicines which may be substituted for products derived from blood and concerning biotechnology products; the development of its activities by means of subsidiaries, groups or taking of participations in legal entities; all industrial, commercial, financial, real or personal property operations relating, directly or indirectly, in whole or in part, to the foregoing or similar or connected purposes.  Laboratoire Francais’ principal business and office address is:

3, avenue des Tropiques
LES ULIS
91940 Courtaboeuf, France

During the last five years, neither LFB, Laboratoire Francais nor, to the best of their knowledge, any of the executive officers or directors of LFB or Laboratoire Francais, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The consideration of $17,976,450 to purchase 14,615 shares of GTC’s Series D convertible preferred stock and $4,464,900 to purchase 3,630,000 shares of GTC’s Common Stock was provided by Laboratiore Francais from its cash reserves. 2,018,404 shares of GTC’s Common Stock were issued to LFB on February 12, 2008 upon conversion of an aggregate of $1,756,011.75 in principal and interest outstanding under the Subordinated Convertible Note in the original principal amount of $2,558,650 (the “Convertible Note”), dated December 14, 2006, issued to LFB by GTC. The funds for the Convertible Note were provided by Laboratiore Francais from its cash reserves. On December 22, 2008, LFB used $15,000,000 that was provided by Laboratoire Francais from its cash reserves to purchase from GTC a $15,000,000 Secured Convertible Note (the “Secured Convertible Note”) and a warrant to purchase up to 23,193,548 shares of GTC’s Common Stock (the “Warrant”).

Item 4.	Purpose of Transaction

On September 29, 2006, LFB entered into a Joint Development and Commercialization Agreement with GTC, providing for a strategic collaboration to develop selected recombinant plasma proteins and monoclonal antibodies using GTC’s transgenic production platform.   In connection with the Joint Development and Commercialization Agreement, LFB entered into a Stock and Note Purchase Agreement (the “Purchase Agreement”) with GTC, providing that LFB purchase up to an aggregate of $25.0 million of GTC’s securities, consisting of 14,615 shares of a to be designated series of convertible preferred stock (14,615,000 common shares on an as-converted basis), 3,630,000 shares of Common Stock (the “Third Tranche Shares”), and one or more subordinated convertible notes for the balance of the $25.0 million. The purchase price for the shares of stock was $1.23 per common share equivalent. Pursuant to the terms of the Purchase Agreement, these securities were issued and sold in three installments, or tranches.  The first tranche, which consisted of LFB’s purchase of 5,000 shares of GTC’s newly designated Series D convertible preferred stock for an aggregate purchase price of $6,150,000, was completed on October 4, 2006.

Completion of the second and third tranches was subject to GTC’s receipt of shareholder approval of (a) an increase in the number of shares of Common Stock authorized under its charter from 100,000,000 shares to 200,000,000 shares and (b) the issuance and sale by GTC of the Third Tranche Shares and the issuance of shares of Common Stock upon conversion of any convertible note.  The required shareholder approval was obtained at a special meeting of GTC’s stockholders held on December 5, 2006.  The second tranche, which consisted of LFB’s purchase of an additional 9,615 shares of Series D convertible preferred stock and the Convertible Note for an aggregate purchase price of $14,385,100, was completed on December 14, 2006.  The third tranche, which consisted of LFB’s purchase of the Third Tranche Shares for an aggregate purchase price of $4,464,900, was completed on January 3, 2007.

Each share of GTC’s Series D convertible preferred stock is convertible into 1,000 shares of Common Stock. The Series D convertible preferred stock does not pay a dividend and does not have a liquidation preference. The Series D convertible preferred stock is convertible at the option of the holder at any time and, at GTC’s option, after 2012 if the market price of the Common Stock exceeds $2.46 per share. On March 25, 2008, LFB converted 14,500 shares of the Series D convertible preferred stock into 14,500,000 shares of Common Stock.

The Convertible Note has a term of five years and is automatically convertible into shares of Common Stock in conjunction with any future Common Stock offerings by GTC at the per share offering price of the respective offering, but in any such conversion the principal and accrued interest that is converted into Common Stock will be limited to an amount that will maintain LFB’s holdings at no more than 19.9% of GTC’s Common Stock on an as-converted basis. Interest on the Convertible Note, which accrues at a rate of 2% per annum from the date of issue, will accumulate and be payable upon conversion, at GTC’s election, in cash or shares of Common Stock valued at its fair market value at the date of conversion. On February 12, 2008, GTC completed a Common Stock offering which triggered the automatic conversion of an aggregate of $1,756,011.75 in principal and interest under the Convertible Note into 2,018,404 shares of GTC Common Stock, at a conversion price of $0.87 per share, the per share purchase price of GTC’s Common Stock in the offering.

LFB is the sole holder of shares of GTC’s Series D convertible preferred stock.  The Series D convertible preferred stock entitles its holders to elect one director to GTC’s Board of Directors upon the issuance of a number of shares of Series D convertible preferred stock, on an as-converted basis, equal to or greater than 10% of GTC’s outstanding voting stock.  Under the terms of the Purchase Agreement, following the closing of the first tranche, LFB appointed a non-participating observer to GTC’s Board of Directors to attend board meetings prior to election of LFB’s designated director and, following such election, whenever LFB Biotech’s designated director is unable to attend a board meeting. LFB became entitled to designate a director upon completion of its purchase of the second tranche of shares, and on December 14, 2006, M. Christian Bechon, President Directeur General of Laboratoire Francais, was appointed to GTC’s Board of Directors.  Pursuant to the terms of the Purchase Agreement, Mr. Bechon (or any subsequent director designee) will be excluded from any deliberations or actions, and will not receive any information, relating to any matter to which LFB or Laboratoire Francais is either directly or indirectly involved or has any interest that is competing or inconsistent with GTC’s interests. The LFB designated director is serving in the class of directors whose term expires at the 2009 annual meeting of shareholders. Thereafter, LFB, as the sole holder of the Series D convertible preferred stock, will be entitled to nominate and elect one director.

On October 31, 2008, LFB entered into a Note and Warrant Purchase Agreement (the “Note and Warrant Purchase Agreement”) with GTC to purchase for $15,000,000 a secured convertible note in the principal amount of $15,000,000 (the “Secured Convertible Note”) and a warrant to purchase up to 23,193,548 shares of Common Stock (the “Warrant”). Completion of the transaction was subject to satisfaction of certain conditions, including receipt of approval of the transaction by GTC’s stockholders, and the transaction was consummated on December 22, 2008.

The Secured Convertible Note matures on June 30, 2012 and accrues interest at a rate equal to 8% per annum. Accrued interest is payable in cash in arrears on the last day of each fiscal quarter commencing on December 31, 2008. On or before June 1, 2009, subject to the terms and conditions set forth in an intercreditor agreement (the “Intercreditor Agreement”) between LFB and General Electric Capital Corporation (“GE Capital”), GTC has the right to redeem the Secured Convertible Note at a price equal to 100% of the outstanding principal amount plus accrued and unpaid interest.  After June 1, 2009, the Secured Convertible Note may only be prepaid with LFB’s consent.  After June 1, 2009, LFB has the right to convert all or a portion of the Secured Convertible Note into shares of Common Stock at a conversion price equal to $0.31 per share, subject to adjustment for any stock splits, stock dividends, recapitalization or other combination or subdivision of the Common Stock.  This Amendment No. 4 to Schedule 13D is being filed solely to report the beneficial ownership of the 48,387,096 shares of Common Stock issuable upon conversion of the Secured Convertible Note as of April 2, 2009 (i.e. 60 days prior to the date the Secured Convertible Note may be converted), pursuant to the rules and regulations of the SEC.

The Warrant is exercisable, in full or in part, to purchase up to 23,193,548 shares of Common Stock at a cash exercise price of $0.31 per share at any time before December 22, 2013. The exercise price of the Warrant and the number of shares issuable upon exercise of the Warrant will be proportionately adjusted for any stock splits, stock dividends, recapitalization or other combination or subdivision of the Common Stock. If the Secured Convertible Note is repaid in full, LFB will have the right, subject to the terms and conditions of the Intercreditor Agreement, to require GTC to redeem the Warrant for a redemption price of $1,500,000, which may include the repurchase of shares of Common Stock previously issued upon prior exercise of the Warrant. If GTC repays the Secured Convertible Note at maturity and LFB exercises its redemption right under the Warrant, GTC has the option to pay the redemption price in shares of Common Stock based on the fair market value of the stock on the date LFB exercises its redemption right.

Under the terms of the Note and Warrant Purchase Agreement, upon conversion of the Secured Convertible Note in full or in part from time to time on or after June 1, 2009, and as long as LFB owns at least 21% of the outstanding Common Stock on an as converted basis, LFB will have the right to designate to GTC’s Board of Directors the maximum number of directors permissible under the Marketplace Rules of NASDAQ, which is equal to the product, rounded up to the nearest whole number, of (i) LFB’s ownership percentage of GTC’s equity, multiplied by (ii) the total number of directors on GTC’s Board (including LFB’s designated directors). Assuming that GTC’s equity capitalization remains unchanged and that, except for the conversion, LFB’s ownership remains unchanged, upon any conversion of the Secured Convertible Note, LFB would have the right to designate 50% of the total number of directors on GTC’s Board of Directors.

Under the Note and Warrant Purchase Agreement, GTC has also secured its obligations under the Secured Convertible Note by granting to LFB a first priority lien on its intellectual property and a second priority lien on all of its other assets, and on December 22, 2008 entered into a Security Agreement, a Patent and License Security Agreement and a Trademark and License Security Agreement with LFB. In addition, under the Note and Warrant Purchase Agreement, GTC’s obligations under the Secured Convertible Note are also secured by a grant to LFB of rights and licenses with respect to certain technologies, inventions and patent rights under the Amended and Restated Joint Development and Commercialization Agreement dated June 30, 2008 between GTC, LFB and the other parties named therein.

Item 5.	Interest in Securities of the Issuer

(a) - (b)  The number of shares of Common Stock beneficially owned by LFB is 91,844,048 shares, which consists of (i) 20,148,404 shares of Common Stock, (ii) 115,000 shares of Common Stock issuable upon conversion of 115 shares of GTC’s Series D convertible preferred stock, (iii) 23,193,548 shares of Common Stock issuable upon exercise of the Warrant and (iv) 48,387,096 shares of Common Stock issuable upon conversion of the Secured Convertible Note.  This represents approximately 52.2% of GTC’s outstanding Common Stock (on an as-converted basis).  LFB, as a wholly owned subsidiary, shares voting and dispositive power over these securities with its parent, Laboratoire Francais.  The Secured Convertible Note is convertible any time after June 1, 2009 and may be prepaid by GTC at any time prior to June 1, 2009.  The information contained in Item 2 above is incorporated herein by reference.

(c)  On March 27, 2009, Christian Bechon, the President of LFB and a director of GTC, acquired 15,152 shares of GTC’s Common Stock at his election, pursuant to GTC’s 2002 Equity Incentive Plan, in lieu of the quarterly cash payment of his 2009 director retainer fees.  The acquisition was reported in a Form 4 filed with the Commission on March 31, 2009.  Other than this acquisition and as set forth in Item 4 above, to the best knowledge of each of LFB and Laboratoire Francais, there have been no transactions in the shares of GTC effected during the past 60 days by LFB or Laboratoire Francais, or by any affiliate, executive officer or director of LFB or Laboratoire Francais.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.  Copies of the Purchase Agreement, including the form of Convertible Note, the Articles of Amendment to GTC’s charter setting forth the rights and preferences of the Series D convertible preferred stock, the Note and Warrant Purchase Agreement, including the forms of the Secured Convertible Note and the Warrant, the Security Agreement, the Patent and License Security Agreement and the  Trademark and License Security Agreement are filed as Exhibits to this Amendment No. 4 to Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit   Description

1              Stock and Note Purchase Agreement, dated September 29, 2006, by and between GTC and LFB, including the form of Convertible Note attached as Exhibit B thereto. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GTC with the Commission on October 5, 2006 (File No. 000-21794)).

2              Articles of Amendment to the Restated Articles of Organization filed with the Secretary of the Commonwealth of Massachusetts on October 2, 2006. (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by GTC with the Commission on October 5, 2006 (File No. 000-21794))

3              Note and Warrant Purchase Agreement, dated October 31, 2008, by and between GTC and LFB, including the form of Secured Convertible Note, attached as Exhibit A thereto, and the form of Warrant, attached as Exhibit B thereto. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GTC on November 6, 2008 (File No. 000-21794)).

4              Security Agreement, dated ,December 22, 2008, by and between GTC and LFB. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GTC on December 24, 2008 (File No. 000-21794)).

5              Patent and License Security Agreement, dated December 22, 2008, by and between GTC and LFB. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GTC on December 24, 2008 (File No. 000-21794)).

6              Trademark and License Security Agreement, dated December 22, 2008, by and between GTC and LFB. (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by GTC on December 24, 2008 (File No. 000-21794)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LFB BIOTECHNOLOGIES, S.A.S.U.

Date:	April 3, 2009	By:	/s/ Brian P. Keane
Brian P. Keane
Attorney-in-fact